Exhibit 99.1

SUPPLY AND DISTRIBUTION AGREEMENT
(English Translation)

This Supply and Distribution Agreement (the “Agreement”) is entered into as of April 3, 2026 (the “Effective Date”), by and between:

Play Company Co., Ltd., a company organized under the laws of the Republic of Korea (“Play”); and

HYBE Co., Ltd., a company organized under the laws of the Republic of Korea (“HYBE”).

Play and HYBE are hereinafter collectively referred to as the “Parties” and individually as a “Party.”

1. PURPOSE

The purpose of this Agreement is to establish fair trade practices and define the terms governing the supply and distribution of products.

2. PRODUCTS

“Products” means video publications and printed materials, including photobooks, DVDs, concert merchandise, and digital codes, produced by HYBE and distributed by Play.

3. GRANT OF RIGHTS

HYBE grants Play a priority right to purchase and distribute the Products worldwide during the Term.

4. DISTRIBUTION

Play shall purchase, distribute, and sell the Products at its own cost and risk through online and offline channels, including third-party distribution.

5. PURCHASE ORDERS

Orders shall be placed via written purchase orders and become binding upon HYBE’s acceptance.

6. DELIVERY AND RISK

Risk of loss remains with HYBE until delivery to Play. Delivery shall be completed upon inspection and acceptance.

7. INSPECTION

Play shall inspect Products within ten (10) days of delivery notice. HYBE shall remedy any defects at its own cost.

8. PAYMENT TERMS

HYBE shall invoice monthly, and Play shall pay all amounts due by the end of the month following receipt.

9. TITLE

Title to Products transfers to Play only upon full payment.

10. LIQUIDATED DAMAGES

HYBE shall pay liquidated damages equal to 0.1% per day of the delayed portion of the Product value.

11. MARKETING AND PROMOTION

Play may use HYBE-provided materials solely for promotion, subject to HYBE’s prior approval. All intellectual property remains with HYBE.

12. WARRANTY

HYBE warrants the Products for six (6) months following delivery and shall replace defective Products.

13. INTELLECTUAL PROPERTY

HYBE retains all intellectual property rights and indemnifies Play against third-party infringement claims.

14. TERM

The term of this Agreement shall be one (1) year from the Effective Date unless extended by mutual agreement.

15. CONFIDENTIALITY

Each Party shall maintain confidentiality of all non-public information. A penalty of KRW 100,000,000 applies for breach.

16. TERMINATION

Either Party may terminate upon insolvency, material breach, or failure to cure within ten (10) business days.

17. POST-TERMINATION

Upon termination, inventory and payments shall be reconciled depending on the breaching Party.

18. DAMAGES

Each Party shall indemnify the other for losses arising from breach.

19. ASSIGNMENT

No assignment without prior written consent.

20. FORCE MAJEURE

Neither Party shall be liable for failure due to force majeure events.

21. GOVERNING LAW

This Agreement shall be governed by the laws of the Republic of Korea. The Seoul Central District Court shall have exclusive jurisdiction.

22. PRIOR BID TERMS

Terms from the winning bid proposal shall form part of this Agreement and prevail over inconsistent purchase order terms.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

PLAY COMPANY CO., LTD.

By:	/s/ Hyung Seok Cho
Name:	Hyung Seok Chi
Title:	Chief Executive Officer

HYBE CO., LTD.

By:	/s/ Jae Sang Lee
Name:	Jae Sang Lee
Title:	Chief Executive Officer

Appendix 1 – Product Details (English Translation) [Redacted]

Release Date	Artist	Product Name (Working Title)	Type	Initial Quantity	Supply Ratio	Distribution Territory
[***]	SEVENTEEN	[***]	Concert Merchandise	[***]	[***]	Domestic and International
[***]	TOMORROW X TOGETHER	[***]	Concert Merchandise	[***]	[***]	Domestic and International
[***]	SEVENTEEN	[***]	Concert Merchandise	[***]	[***]	Domestic and International
[***]	LE SSERAFIM	[***]	Concert Merchandise	[***]	[***]	Domestic and International
[***]	SEVENTEEN	[***]	Concert Merchandise	[***]	[***]	Domestic and International
[***]	BTS	[***]	Concert Merchandise	[***]	[***]	Domestic and International

Notes:

Certain commercially sensitive information has been omitted and replaced with [***].

Omitted information is not material and would likely cause competitive harm if publicly disclosed.

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